Exhibit 99.14

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN ANY OTHER COUNTRIES, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION). THE INFORMATION PROVIDED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

AUDITOR’S REPORT PURSUANT TO ARTICLE 2441, PARAGRAPH 4, SENTENCE 1, AND PARAGRAPH 6 OF THE ITALIAN CIVIL CODE, AND ARTICLE 158, PARAGRAPH 1, OF LEGISLATIVE DECREE NO. 58/1998 ON THE ISSUE PRICE OF SHARES IN THE SHARE CAPITAL INCREASE WITH EXCLUSION OF OPTION RIGHTS

To the Board of Directors of

Banca Monte dei Paschi di Siena SpA

1.	Purpose and object of the engagement

In relation to the delegation granted by the shareholders’ meeting, in extraordinary session, of 17 April 2025 (hereinafter the “Delegation”) of Banca Monte dei Paschi di Siena SpA (hereinafter also the “Bank”, or “BMPS” or the “Company”) to the board of directors of BMPS (hereinafter the “Board of Directors” or the “Directors”) pursuant to article 2443 of the Italian Civil Code regarding the power to increase the share capital with the exclusion of option rights pursuant to article 2441, paragraph 4, sentence 1 and paragraph 6 of the Italian Civil Code and article 158, paragraph 1, of Legislative Decree no. 58/1998 (hereinafter the “Italian Consolidated Law on Financial Intermediation” or “TUF”), we received from the Company the report of the Board of Directors prepared pursuant to article 2441, paragraph 6, of the Italian Civil Code and article 70, paragraph 7,letter a) of the issuers’ regulation adopted with Consob resolution no. 11971 of 14 May 1999 as subsequently amended and supplemented (hereinafter the “Explanatory Report” or only the “Report”) dated 26 June 2025, which describes the terms, conditions and reasons for the aforementioned proposed share capital increase without option rights, setting out in paragraph 4 the method adopted by the Board of Directors to determine the issue price of the newly issued shares.

The proposal of the Board of Directors, as described in the Explanatory Report, concerns the Bank share capital increase to be carried out through the issuance of a maximum of 2,230,000,000 new ordinary BMPS shares without nominal value, to be paid up through contribution in kind, pursuant to paragraph 4, sentence 1 of article 2441 of the Italian Civil Code, being the transaction reserved to the voluntary public exchange offer (hereinafter also “VEO” or the “Offer”) announced on 24 January 2025 by the Bank and concerning all the ordinary shares of Mediobanca – Banca di Credito Finanziario SpA (hereinafter also “Mediobanca”), it being reserved to the shareholders of Mediobanca tendering in the Offer pursuant to paragraph 4, sentence 1, of article 2441 of the Italian Civil Code (hereinafter also the “Capital Increase Reserved to the Offer”).

The Delegation provides that the Capital Increase Reserved to the Offer can be resolved by the Board of Directors within 31 December 2025, in one or more tranches, in divisible form, in an amount of share capital equal to Euro 5.917 for each newly issued share (amount corresponding to the implied par value, rounded to the third decimal number, of the outstanding BMPS shares, as recorded as at the date of the explanatory report prepared by the Directors in relation to the first item on the agenda of the shareholders’ meeting of BMPS, called in extraordinary session, on 17 April 2025) and, therefore, for a maximum share capital amount equal to Euro 13,194,910,000.00, plus the share premium.

KPMG Corporate Finance, a division of KPMG Advisory SpA in their capacity as independent expert appointed by the Bank pursuant to article 2343-ter, paragraph 2, letter b) of the Italian Civil Code (hereinafter the “Independent Expert”), issued their report on 14 March 2025 concerning the evaluation of the attributable value to the shares of Mediobanca to be contributed, which was made available to the public in accordance with the procedures set out in applicable law during the shareholders’ meeting of BMPS on 17 April 2025. The evaluation of the Independent Expert was updated through a report issued on 26 June 2025.

In connection with the transaction described above, the Board of Directors entrusted us with task of expressing, pursuant to article 2441, paragraph 4, sentence 1 and paragraph 6, of the Italian Civil Code and to article 158, paragraph 1 of the TUF, our opinion on the adequacy of the valuation method adopted by the Directors in order to determine the price of the newly issued BMPS shares, as reported in paragraph 4 “Determination of the issue price of the newly issued shares” of the Explanatory Report.

During the first part of the Board of Directors meeting held today, the Directors approved the Report in order to enable us to carry out our activities. Once the consistency between the Explanatory Report approved by the Board of Directors with the draft version previously provided to us, together with the documents necessary to perform our work, was verified, we issued this report in order to allow the Board of Directors to finalize the procedure required for the aforementioned Capital Increase Reserved to the Offer, during the second part of today’s meeting.

2.	Overview of the transaction

As set out in the Explanatory Report, the VEO was announced to the market and to Consob (the Italian Stock Exchange Regulator) through a notice disseminated pursuant to article 102, paragraph 1, of TUF and article 37 of Consob regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented (hereinafter the “Issuers’ Regulation) on 24 January 2025 (hereinafter the “Offeror’s Communication”,) and launched on 13 February 2025 through a presentation – pursuant to article 37- ter of the Issuers’ Regulation – to Consob, inter alia, of the offer document (hereinafter the “Offer Document”).

According to what is set out in the Explanatory Report and as broadly illustrated in the Offeror’s Communication and in item 1 of the agenda of the report of the BMPS shareholders’ meeting called in extraordinary session on 17 April 2025, and made available to the public on 18 March 2025, as subsequently supplemented on request of Consob (hereinafter the “Shareholders’ Meeting Report”), as well as in the information document under article 70 of the Issuers’ Regulation, made available to the public on 2 April 2025 (hereinafter the “Information Document”), the acquisition of Mediobanca will make it possible to create a new Italian banking champion through the combination of two of the most distinctive brands in the financial services market. As highlighted in the above-mentioned documentation, BMPS deems that the Offer represents the ideal opportunity for a further development and growth for both institutions and offers a significant value creation for the shareholders of both companies and for all stakeholders. Furthermore, as reported in the Explanatory Report, the combination with Mediobanca, if completed, will create the third national banking operator in terms of total assets, loans to customers, direct deposits and total financial assets, a highly diversified resilient player with distinctive and complementary capabilities in each business area and a significant

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degree of innovation and support for growth, with a potential to compete with the leading Italian and European banks by fully leveraging its existing human capital.

The Offeror’s Communication provided that BMPS would have recognised, as consideration to the participants to the VEO, subject to any adjustments, No. 23 newly issued ordinary shares of BMPS with the same characteristics as the ordinary shares of BMPS currently outstanding for each No. 10 Mediobanca shares tendered in acceptance of the Offer: and therefore a ratio of No. 2.300 newly issued ordinary shares of BMPS for each Mediobanca shares tendered in acceptance of the VEO. On 17 April 2025, the shareholders’ meeting of BMPS, in extraordinary session, granted the Delegation to the Bank’s board of directors for the purpose of a resolution on the Share Capital Increase Reserved to the Offer pursuant to article 2443 of the Italian Civil Code.

Specifically, the Delegation provides that the Capital Increase Reserved to the Offer may be resolved by the Board of Directors by 31 December 2025, even in one or more tranches and in divisible form, with the exclusion of the option right pursuant to article 2441, paragraph 4, sentence 1, of the Italian Civil Code, in an amount equal to Euro 5.917 for each newly issued share (amount corresponding to the implied par value, rounded to the third decimal number, of the outstanding shares of BMPS, as recorded on the date of the Shareholders’ Meeting Report) and, therefore, for a maximum share capital of Euro 13,194,910,000.00, plus share premium, through the issuance of a maximum of No. 2,230,000,000 shares, without par value, with regular dividend rights and same characteristics of the BMPS ordinary shares already outstanding as of the issue date, and which will be listed on the Euronext Milan, to be paid up by contribution in kind as they are reserved to the VEO.

The foregoing notwithstanding, the Directors recalled that the aforementioned consideration (equal to no. 2.300 newly issued BMPS ordinary shares for each Mediobanca share tendered in acceptance of the VEO) had been determined by them on the basis of their analyses and considerations carried out with the advice and support of their financial advisors, on assumption that prior to the payment date of the Offer: (i) Mediobanca and /or BMPS did not approve or proceed with any ordinary distribution (including interim dividends) or extraordinary distribution of dividends drawn from profits and/or other reserves; and (ii) Mediobanca did not approve or proceed with any transaction on its share capital and /or on Mediobanca shares.

Again, the Offeror’s Communication provided, inter alia, that “If, prior to the Payment Date (as defined below), the Issuer and/or the Offeror should pay a dividend (including an interim dividend) and/or make a distribution of reserves to its shareholders, or in any event the ex coupon (cedola) relating to dividends resolved upon, but not yet paid by the Issuer and/or MPS, as the case may be, is detached from the Mediobanca shares and/or the MPS shares, the Consideration shall be adjusted to take into account the dividend distributed (or the interim dividend) of the reserve distributed”.

On 20 May 2025, the Bank announced to the market it had proceeded with a technical adjustment to the consideration equal to 0.233 shares of BMPS in order to reflect: (i) the dividend resolved by the shareholders’ meeting of BMPS on 17 April 2025 (equal to Euro 0.860 per share of BMPS) and (ii) the interim dividend (based on the results at 31 December 2024) resolved upon by the board of directors of Mediobanca on 8 May 2025 (equal to Euro 0.560 per each Mediobanca share).

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It follows that, at the date of this document, the consideration, following the adjustment – subject to any further adjustments based on the information provided in the Offeror’s Communication and/or any revisions and/or changes to the contents and/or structure of the Offer – is equal to 2.533 BMPS shares for each Mediobanca share tendered in acceptance of the offer.

The Report acknowledges that, the number of new BMPS shares to be issued will depend on the level of acceptances actually received during the Offer and may vary, subject to compliance with the maximum amount indicated above, also due to any changes that the Directors might make to the Offer in accordance with applicable regulations.

With reference to the prior authorizations required by the applicable legislation and sector regulations as referred to in article 102, paragraph 4, of TUF in relation to the Offer, the Explanatory Report includes, among other things, the following:

i.	the authorization from the European Central Bank as to the recognition as Common Equity Tier 1 (CET 1) capital of the newly issued shares as part of the Capitale Increase Reserved to the Offer, as well as those related and consequent amendments to the By-laws;

ii.	the authorization from the Italian Insurance Supervisory Authority (IVASS) as to the acquisition by BMPS, through Mediobanca, of an indirect qualifying holding in Assicurazioni Generali SpA;

iii.	authorizations from the European Central Bank as regards the direct acquisition of a controlling interest in Mediobanca and an indirect interest in Mediobanca Premier SpA and in Compass Banca SpA, as well as the acquisition of an equity interest in Mediobanca the value of which exceeds 10% of the regulatory capital of the Group and in the significant indirect investments.

The Board of Directors points out that at the meeting of 26 June 2025 the Board is called upon to resolve in exercise of the Delegation, the Capital Increase Reserved to the Offer – so that the Offer may commence – subject to (i) the approval by Consob of the Offer Document, and (ii) the fulfilment (or waiver, including partial, where applicable) of the “Conditions for the Effectiveness of the Offer” set forth in paragraph 1.5 of the Offeror’s Communication, as well as in the about to be published Offer Document submitted for approval to Consob.

The Report also points out that the Capital Increase Reserved to the Offer may also be carried out in several tranches and, in particular, near the payment date of the consideration, as well as, if the conditions are met, on the payment dates of the reopening of the acceptance period, and/or the payment dates in execution of the sell–out and/or squeeze–out pursuant to articles 108 and 111 of the TUF.

3.	Nature and scope of this report

As set out in the Explanatory Report, the issue price of the new shares shall be determined by the Board of Directors following the date of issue of this report, on the basis of the method identified by the Directors and described in paragraph 5 below.

Within this context, this fairness opinion issued pursuant to article 2441, paragraph 6, of the Italian Civil Code and article 158, paragraph 1, of TUF, has the aim of corroborating the information to the shareholders with the exclusion of the option right, pursuant to article 2441, paragraph 4, sentence 1,

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of the Italian Civil Code, as regards the method adopted by the Directors to determine the issue price of the shares for the purposes of the Capital Increase Reserved to the Offer.

In consideration of the above-outlined specific nature and characteristics of the transaction, as illustrated in the Explanatory Report, this fairness opinion therefore sets forth the method followed by the Directors to determine the issue price of the shares and the evaluation difficulties they may have encountered and includes our considerations about the adequacy of such method, from the point of view of their reasonableness and non-arbitrary nature, in the circumstances.

Therefore, this opinion is not aimed at expressing:

i.	an economic valuation of the Bank that was solely carried out by the Directors;

ii.	a valuation of the assets being contributed, which was performed pursuant to article 2343-ter of the Italian Civil Code by the Independent Expert who issued its own report on 14 March 2025 and drew up a subsequent update on 26 June 2025;

iii.	a conclusion on the fairness of the exchange ratio between the BMPS newly issued shares and the Mediobanca shares, determined by the Directors and already covered in the “Independent Auditor’s Report not issued pursuant to any legal requirements on the valuation criteria adopted by the Directors of Banca Monte dei Paschi di Siena SpA to determine the exchange ratio in connection with the public exchange offer launched by Banca Monte Dei Paschi di Siena SpA for all the shares of Mediobanca - Banca Di Credito Finanziario SpA” we issued on 18 March 2025. Therefore, the content reported by the Directors in their Report in paragraph 3, titled “Criteria for determining the exchange ratio between BMPS shares and Mediobanca shares and for the subsequent determination of the number of newly issued BMPS shares”, is not the subject of this opinion.

4.	DOCUMENTATION USED

In performing our work, we obtained directly form the Company the documents and information deemed useful in the circumstance. More specifically, we obtained and analysed the following documentation:

•	minutes of the extraordinary shareholders’ meeting of BMPS, held on 17 April 2025, together with related annexes;

•	draft and final version of the Report approved by the Board of Directors on 26 June 2025 prepared pursuant to article 2441, paragraph 6, of the Italian Civil Cod and article 70, paragraph 7, letter a), of the Issuers’ Regulation;

•	current by-laws of the Bank;

•	BMPS annual and consolidated financial statements as at 31 December 2023 and as at 31 December 2024 that we subjected to a statutory audit, in relation to which the independent auditor’s reports were issued on 18 March 2024 and on 24 March 2025, respectively;

•	condensed consolidated interim financial statements at 31 March 2025 that we reviewed, the review report of which was issued on 9 May 2025;

•	"Business Plan 2024-2028 ", approved by the Board of Directors of the Bank on 5 August 2024;

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•	document containing the budget forecasts at 31 December 2025, approved by the Board of Directors;

•	price trend of the BMPS shares recorded in the six months prior to the date of the Explanatory Report;

•	accounting, non-accounting and statistical elements, as well as any other information deemed useful for the performance of our engagement;

•	press releases related to the Offer.

Additionally, for information purposes only of the overall transaction, we obtained the report pursuant to article 2343-ter, paragraph 2, letter b) of the Italian Civil Code issued by the Independent Expert on 14 March 2025 regarding the valuation of the Mediobanca shares object of the Offer, and subsequent update issued on 26 June 2025.

Furthermore, we obtained a specific and explicit representation letter issued by the legal representative of the Company on 26 June 2025, which reported, to the best knowledge of the Directors and of the Management of BMPS, that no significant changes, events or circumstances have occurred requiring material changes to the assumptions underlying the drawing-up of the above- mentioned economic and financial plans, as well as the data and information we considered in performing our analyses and/or which could significantly impact the evaluations.

5.	Valuation method adopted by the Board of Directors to determine the issue price of the shares

As anticipated, in the context of the planned transaction which, as mentioned several times, takes the legal form of a capital increase entailing the exclusion of the option right, pursuant to article 2441, paragraph 4, sentence 1 of the Italian Civil Code, the Directors did not provide the determination of an issue price calculated its absolute value in their Explanatory Report, but rather the method that the Board of Directors itself must follow in the subsequent phase of execution of the capital increase.

Assuming the exclusion of the option right pursuant to article 2441, paragraph 4, sentence 1, of the Italian Civil Code, paragraph 6 of the same article sets down that the issue price of the shares is determined by the Directors “on the basis of the shareholders’ equity, taking into account, for shares listed on the Stock Exchange, the share price trend in the last six months”.

As described in the Explanatory Report, under the Capital Increase Reserved to the Offer a maximum number of 2,230,000,000 BMPS shares is planned to be issued, for an amount of share capital equal to Euro 5.917 for each newly issued BMPS share (corresponding to the implied nominal value, rounded to the third decimal number of the BMPS issued shares as recorded on the date of the Shareholders’ Meeting Report) and, therefore, for a maximum share capital equal to Euro 13,194,910,000.00, plus share premium.

The Board of Directors, without prejudice to the exchange ratio previously determined, must determine the share premium pursuant to and for the purposes of article 2441, paragraph 6, of the Italian Civil Code, i.e. the portion of the issue price not allocated to share capital but to the share premium reserve.

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The Directors reported that, in the context of capital increase transactions entailing the exclusion of the option right to be paid up by contribution in kind, and related to a business combination, the applicable international accounting standards require to record, in exchange for the issue of new shares, a total increase in the net equity of BMPS, corresponding to the fair value of the BMPS shares to be allocated to the participants in the Offer, net of ancillary costs directly attributable to the issue of the new shares. More precisely, this fair value will correspond to the stock market price (reference price) of the BMPS share on the trading day prior to the date on which the exchange with the Mediobanca shares tendered in acceptance of the Offer shall become legally effective.

Therefore, in the context of the Offer, it is the current regulatory framework, including accounting regulations, that requires the unit issue price of BMPS shares, which by definition means the increase in net equity recorded in connection with the share issue, to coincide with the fair value, that in the case in point will correspond, as indicated by the Directors, to the stock market price (reference price) of the BMPS share on the trading day prior to: (i) the payment date of the consideration (subject to the fulfilment or waiver, where applicable, of the “Conditions of Effectiveness of the Offer” as indicated in paragraph 1.5 of the Offeror’s Communication as well as in the about to be published Offer Document submitted for approval to Consob), and, if applicable, (ii) the subsequent payment date of the consideration following the re-opening of the acceptance period, as provided for in the about to be published Offer Document and submitted for approval to Consob, as well as (iii) the subsequent payment date of the consideration in the execution of the sell-out and/or squeeze-out pursuant to articles 108 and 111 of the TUF, as provided for in the about to be published Offer Document submitted for approval to Consob; in any case, therefore, upon execution of the contribution of the Mediobanca shares tendered in acceptance of the Offer. The price thus determined shall therefore be taken by the Directors as the fair issue price.

The Directors also clarified that, without prejudice - with reference to the maximum issue price of the new BMPS shares reflected in the determination of the share capital and share premium - to the statutory limitation constituted by the value that the Independent Expert, in the context of its appraisal or in updates thereto, has attributed or will attribute to the Mediobanca shares subject to contribution pursuant to articles 2440, paragraph 2, and 2343-ter, paragraph 2, letter b) of the Italian Civil Code: therefore, it is provided that, if the increase in BMPS’ equity, as determined above on the basis of the fair value, exceeds the value recognized by the Independent Expert, the difference will be allocated to another capital reserve, in accordance with IFRS accounting standards.

Without prejudice to the above, the Board of Directors also noted that the aforementioned methodology is in line with standard professional practice regarding capital increases of companies with shares listed on regulated markets, where the Stock Market Price Method is commonly accepted and used, both at national and international level. In an efficient market, stock market prices generally express the value attributed by the market to the shares being traded and, consequently, provide relevant information on the value of the company to which the shares refer, as they reflect the information available to analysts and investors, as well as their expectations regarding the Bank’s economic and financial performance. For the purpose of applying the Stock Market Price Method, the Directors have assumed that:

•	the security is treated on efficient markets;

•	there is a free float, in relation to the share capital traded on financial markets, such as to

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guarantee a level of liquidity, in relation to the daily trading volume, that is significant compared to the metrics that characterize the main securities on the reference list;
•	there is significant coverage by financial analysts, such as to ensure that the market is promptly informed of any external or internal events, as communicated by the issuer, which may have an impact on the security’s performance.

6.	Valuation difficulties encountered by the Board of Directors

The Explanatory Report does not indicate any specific difficulties encountered by the Directors in the valuation referred to in the previous paragraph.

7.	Work performed

For the purpose of our engagement, we carried out the following main activities:

•	we examined the minutes of the extraordinary shareholders’ meeting of the Bank held on 17 April 2025 and related annexes;

•	we performed a critical analysis of the draft Explanatory Report that was provided to us by the Bank ahead of its approval during the first part of today’s meeting of the Board of Directors;

•	we verified that the Explanatory Report approved during the first part of the today’s meeting of the Board of Directors did not present substantial changes compared to the draft version of the report previously provided to us, with specific reference to paragraph 4 “Determination of the issue price of the newly issued shares”;

•	we analysed, for the purposes of this engagement, the BMPS current By-Laws;

•	we analysed, for information purposes only on the overall transaction, the appraisal issued by the Independent Expert on 14 March 2025 and subsequently updated on 26 June 2025, pursuant to article 2343-ter, paragraph 2, letter b) of the Italian Civil Code, related to the value of the Mediobanca shares being contributed;

•	we analysed, based on discussions held with the Management of BMPS, the work performed by the Directors to identify the criterion for the determination of the issue price of the new shares of the Bank in order to ascertain the adequacy of such method, as it is reasonable, grounded and non-arbitrary in the circumstances;

•	we verified the completeness and consistency of the reasons provided by the Board of Directors regarding the valuation method they adopted to determine the issue price of the shares;

•	we analysed the elements necessary to assess whether such method was technically appropriate, under the specific circumstances, to determine the issue price of the new shares;

•	we performed analysis on the trend in BMPS share prices in different time intervals, during the last six months prior to the Explanatory Report;

•	we collected information, including publicly available one, and analysed volumes and volatility of the share, features of its free float and liquidity;

•	we analysed the recommendations, in terms of target prices, reported in the equity research reports published by the leading brokerage firms;

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•	we developed sensitivity analyses on the criterion adopted by the Board of Directors as well as further independent assessments of the methos commonly used in the valuation practice in order to ascertain that the method adopted by the Directors was technically suitable, in the specific circumstances, to determine the issue price of the new shares.

Within such context, we obtained confirmation, through a specific representation letter signed by the legal representative of the Bank, that there were no significant changes to the information used in carrying out our analysis that could have a significant impact on the data and information taken into consideration.

8.	Comments and clarifications on the adequacy of the valuation method adopted by the directors for the determination of the issue price of the shares

The Report prepared by the Directors to explain the capital increase transaction under analysis describes, in paragraph 4, the reasons underlying the methodological choices made by them and the logical process followed for determining the issue price of the shares in connection with the aforementioned capital increase.

In this regard, considering the characteristics of the transaction, we express below our considerations on the adequacy, in terms of reasonableness and non-arbitrary nature, of the valuation method adopted by the Directors for the purpose of identifying the issue price of the new BMPS shares.

•	article 2441, paragraph 6, of the Italian Civil Code, envisages that the issue price of the shares, in case of exclusion of the option right, is determined “on the basis of the shareholders’ equity, taking into account, for shares listed on the Stock Exchange, the share price trend in the last six months”. In relation to the use of the expression “shareholders’ equity”, tenet believes that the legislator intended to refer to the current value of the company’s economic capital and not to the accounting reported value of the shareholders’ equity. Practitioners and tenet agree that the reference to the “share price trend in the last six months” should not be necessarily intended as referred to a six-month average of the prices, but also to more limited or specific periods, depending on the circumstances and on the specific characteristics of the stock;

•	in order to determine the issue price of the newly issued shares under the capital increase, with exclusion of the option right, the stock market price method identified by the Directors is commonly accepted and used both at national and international level and is in line with the professional practice for companies with shares listed on regulated stock exchanges. It is believed that, in an efficient market, stock prices provide significant information about the value of the company to which the shares refer, since they represent the value attributed by the market to the shares traded. Stock prices reflect the information available to analysts and investors, together with their expectations on the company’s financial and operating performance. As mentioned above, the stock market price method is also based on the provision of paragraph 6 of article 2441 of the Italian Civil Code. Considerations made so far support the reasonableness and non-arbitrary nature, in the circumstances, of the adoption of the stock market price method;

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•	as for the time frame for recording the prices, Directors chose to adopt a method based on the identification of a specific reference price recorded on the trading day preceding the date in which the exchange with the BMPS shares tendered in acceptance of the Offer will have legal effects. Even this choice of the Directors seems appropriate in these circumstances, taking into account the specific characteristics of the BMPS stock. As acknowledged by tenet and the evaluation practice, in analysing a stock, the more significant is the traded stock of the company being evaluated, the less extended the time horizon could be, this occurs when the volumes traded and prices negotiated are the result of a large and continuous number of negotiations carried out freely by shareholders and investors operating on the market in the absence of external influence;

•	the analyses that we performed on the free float, on the turnover ratio (i.e. the ratio between average daily value of the trades and the free float), on the bid-ask spread (i.e. the price difference between the demand and the offer at which the stock is traded on the market) and on the analysts’ coverage of the stock, brought out that the significant characteristics of the share prices can be verified with reference to the BMPS stock, and confirmed the reasonableness and non-arbitrary nature, in the circumstances, of the Directors’ choice to use the reference price of the share on a specific trading day;

•	in this case, the Directors’ choice is also fully compliant with the applicable accounting regulations. International accounting standards require the recognition, against the issue of new shares, of an overall increase in the shareholders’ equity of BMPS corresponding to the fair value of the shares of the Bank assigned to the participants in the Offer, net of additional charges directly attributable to the issue of new shares. The correspondence between the issue price of the new shares and their fair value is consistent with the accounting standards and confirms, in terms of reasonableness and non-arbitrary nature, the methodological choice of the Directors to use a specific reference price recorded on the trading day prior to the date in which the exchange with the Mediobanca shares tendered in acceptance of the Offer will have legal effects;

•	the need to make methodological choices consistent with the accounting regulations mentioned above, led the Board of Directors not to use methods other than that of the stock market price, since these would have been objectively difficult to apply in the circumstances. In light of the specific characteristics of the transaction, even this choice of the Directors appears to be reasonable and not arbitrary.

The aspects commented on above were taken into duly consideration for the purpose of issuing this fairness opinion.

9.	Specific limitations encountered by the auditors and other possible significant aspects emerged in performing this engagement

We draw attention to the following.

•	with reference to the market methods, although market prices reflect values expressed by the market, they are subject to significant fluctuations due to market volatility and extraordinary or speculative events. Specifically, the current market context is characterised by high volatility due to the uncertainty of the current economic outlook, together with the announcement of

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important transactions to consolidate and reorganise the Italian banking system and the recent geopolitical events. To date, the development of such context cannot be foreseeable, nor can any economic, financial, political and social consequence be estimated. Therefore, the application of market methods can lead to different values, to a more or less significant extent, depending on the moment on which the evaluation is carried out, it being understood that such considerations are general in nature and should be regarded in the context of the specific characteristics of the Capital Increase Reserved to the Offer;
•	as anticipated, the transaction structured by the Board of Directors envisages the issuance of shares by BMPS to be finalised through a capital increase with the exclusion of the option right pursuant to article 2441, paragraph 4, sentence 1, of the Italian Civil Code. Such shares will be issued - subject to: (i) the approval by Consob of the Offer Document and (ii) the fulfilment (or waiver, in whole or in part, where applicable) of the “Conditions for the Effectiveness of the Offer” set forth in paragraph 1.5 of the Offeror’s Communication, as well as in the as well as in the about to be published Offer Document submitted for approval to Consob – for the purpose of the contribution in kind of the Mediobanca shares by the addressees of the Offer. The object of this report is exclusively represented by our considerations on the adequacy, in terms of reasonableness and non-arbitrary nature, in the circumstances, of the method to determine the issue price of the new BMPS shares described in paragraph 4 of the Explanatory Report;

•	this report is exclusively issued on the valuation method indicated in paragraph 4 of the Explanatory Report and shall not require any update when, upon execution of the contribution of the Mediobanca shares, on the payment date of the consideration of the Offer, the issue price will be determined by the Board of Directors of the Bank automatically and definitively, on the basis of the updated data available on that date and in application of the chosen method;

•	the Directors determined the maximum number of new shares of BMPS to be issued to service the Offer, on the basis of the exchange ratio calculated by them as a result of the methodological approach described in paragraph 3 of the Explanatory Report, which is not the subject of this fairness opinion;

•	with reference to the maximum amount of the Capital Increase Reserved to the Offer, the Directors pointed out in their Explanatory Report that what reported by the Independent Expert in its assessment of the Mediobanca shares subject to contribution pursuant to article 2440, paragraph 2, and article 2343-ter of the Italian Civil Code remains confirmed. When examining the method for determining the issue price of the shares adopted by the Directors, we did not carry out an economic assessment of the Mediobanca shares which will be subject to a contribution in kind in the context of the Offer. As anticipated, the value of the Mediobanca shares is exclusively subject to the assessment carried out by the Independent Expert appointed by the Bank pursuant to article 2343-ter, paragraph 2, letter b) of the Italian Civil Code;

•	any considerations on the Directors’ decisions upon the structure of the transaction, the related obligations (also from a legal and tax standpoint), the timing, the start and the execution of the same transaction and the related choices are excluded from our scope of work;

•	without prejudice to the provisions set out in articles 2343-quater, paragraph 4, and 2443, paragraph 4, of the Italian Civil Code, the Explanatory Report does not show any temporal constraints regarding the newly issued shares, with the subsequent full right for the holders of the Mediobanca shares, following the delivery by the Bank of the new BMPS shares exchanged, to trade the aforesaid shares on the market.

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10.	Conclusions

Based on the documents examined and the procedures indicated above, and considering the nature and scope of our work, as reported in this fairness opinion, without prejudice to what is shown in paragraph 9 above, we believe that the method adopted by the Directors is adequate, as it is reasonable and not arbitrary in the circumstances, for the purposes of determining the issue price of a maximum number of 2,230,000,000 new shares of Banca Monte dei Paschi di Siena SpA in the context of the share capital increase with the exclusion of the option right reserved to the shareholders of Mediobanca – Banca di Credito Finanziario SpA.

Florence, 26 June 2025

PricewaterhouseCoopers SpA

Signed by

Marco Palumbo
(Partner)

This independent auditor’s report has been translated into English solely for the convenience of international readers. Accordingly, only the original Italian version is authoritative.

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*****

The voluntary public exchange offer referred to in this document shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

This document does not constitute an offer to buy or sell the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

Prior to the commencement of the acceptance period, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni shall carefully examine.

The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

The Offer will be made in Italy as the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.

The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized, or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).

Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.

Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.

This document, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.

Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations. It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors. The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.

IMPORTANT INFORMATION

In connection with the proposed voluntary public exchange offer, the required offer document will be sent to Commissione Nazionale per le Società e la Borsa (“Consob”). Investors and shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are strongly advised to read the offer document and the exemption document, if and when available, and any other relevant documents sent to, or filed with, Consob, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the offer document and of the exemption document, at Banca Monte dei Paschi di Siena S.p.A.’s web site at www.gruppomps.it/en/ and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or from a duly appointed agent.

This document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this document may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The Banca Monte dei Paschi di Siena S.p.A. securities referred to herein that will be issued in connection with the voluntary public exchange offer described herein may not be offered or sold in the United States except pursuant to an effective registration statement under the U.S. Securities Act of 1933 or pursuant to a valid exemption from registration.